EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Year Ended December 31, 2006
Income from continuing operations before income taxes	$100,969

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	7,465
Interest element of rentals	3,313

Total fixed charges	10,778

Earnings before income taxes and fixed charges	$111,747

Ratio of earnings to fixed charges	10.37